SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9
(Rule 14d-101)

 SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Platinum Energy Resources, Inc.
(Name of Subject Company)

Platinum Energy Resources, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

727659104
(CUSIP Number of Class of Securities)

Stephen Fuerst, Esq.
General Counsel
Platinum Energy Resources, Inc.
11490 Westheimer Road, Suite 1000
Houston, Texas 77077
(281) 649-4500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John Boyer
Boyer & Ketchand
9 Greenway Plaza, Suite 3100
Houston, Texas 77046
(713) 871-2025

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “Offer”) by Pacific International Group Holdings, LLC (“Pacific”) to purchase up to 11,093,621 shares (the “Shares”) of the outstanding common stock, par value $0.0001 per share (the “Common Stock”), of Platinum Energy Resources, Inc., a Delaware corporation (the “Company”), at a price of $0.50 per Share (the “Offer Price”).  As discussed below, the Board of Directors unanimously recommends that the Company’s stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

Item 1.	Subject Company Information

The Company’s name and the address and telephone number of its principal executive offices are as follows:

Platinum Energy Resources, Inc.
11490 Westheimer Road, Suite 1000
Houston, Texas 77077
(281) 649-4500

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Common Stock, of which there were 22,070,762 shares outstanding as of September 30, 2009.

Item 2.	Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the tender offer by Pacific pursuant to which Pacific has offered to purchase, subject to certain terms and conditions, up to 11,093,621 outstanding Shares of Common Stock at a cash purchase price of $0.50 per share. The Offer is on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by Pacific with the Securities and Exchange Commission (the “SEC”) on December 10, 2009 (together with the exhibits thereto, the “Schedule TO”). Unless the Offer is extended, it will expire on January 11, 2010. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer.”

According to Pacific’s Schedule TO, Pacific’s business address and telephone number are 9440 West Sahara Avenue, Suite 240, Las Vega, Nevada, 702-430-5800.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and Pacific’s and its executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company.

Item 4.	The Solicitation or Recommendation

(a) Solicitation or Recommendation.

The Board of Directors thoroughly evaluated and assessed the terms of the Offer. The Board of Directors has unanimously determined that the Offer is not in the best interests of the stockholders of the Company and recommends that the Company’s stockholders reject the Offer and not tender their Shares to Pacific pursuant to the Offer.

Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

The Board of Directors acknowledges that each stockholder must evaluate whether to tender its shares to Pacific pursuant to the Offer and that an individual stockholder may determine to tender based on, among other things, its individual liquidity needs.

(b) Background.

Between 2007 and July 2009, Pacific has been acquiring shares and warrants in the Company.  Pacific currently holds 10,977,141 shares.  This represents 49.7% of the Company’s outstanding common stock.

Pacific commenced the Offer on December 10, 2009 at a price of $0.50 per share. Pacific did not notify the Company of its plans prior to initiating the Offer.  According to Pacific’s Schedule TO, Pacific Offer Price was determined based on the following factors:

•
The Offer price represents a 66.7% premium when compared to the last sale price for the Shares of $0.30 per Share, which was the sale price at which the Shares last traded on December 9, 2009, as reported by the OTC Bulletin Board.

•
Platinum’s results for the fiscal quarter ended September 30, 2009, as presented in the quarterly report on Form 10-Q filed with the Commission on November 12, 2009, reflects a decrease of 45% in total revenues and a decrease of 99% in net income, each as compared to Platinum’s results for the fiscal quarter ended September 30, 2008.

•
The Offer provides the opportunity for participating shareholders to obtain liquidity for their Shares on potentially more favorable terms than would otherwise be available due to the relatively illiquid trading market for the Shares.

•
The Offer provides Platinum shareholders the opportunity to receive the Offer price in cash expeditiously. If Platinum were maintained as publicly-traded entity, Platinum shareholders only would be able to realize trading values for their Shares. Further, the Offer may provide the opportunity for Platinum’s shareholders to sell their Shares without incurring all of the brokerage and other costs typically associated with market sales.

•
There are no unusual requirements or conditions to the Offer, and there is no financing condition to the Offer. Accordingly, the Offer can be consummated expeditiously to the benefit of the unaffiliated shareholders tendering their Shares.

•	The Offer price represents the purchase price we negotiated with sophisticated sellers to purchase Shares on arm’s-length terms.

The Board of Directors believes that the Offer is an opportunistic attempt to deprive the Company’s stockholders who tender shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company.

(c) Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors (1) consulted with the Company’s management; (2) reviewed the terms and conditions of the Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board of Director’s knowledge of the Company’s business, financial condition, portfolio of properties and future prospects.

The reasons for the Board of Director’s recommendation include, without limitation:

•
the Board of Director’s belief that, given the timing of the Offer and the Offer Price, the Offer represents an opportunistic attempt to purchase at a low price and deprive the Company’s stockholders who tender shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company; however, there can be no assurance as to the actual long term value of the Company’s shares as such value is dependent on a number of factors including general economic conditions and the other factors discussed in Item 8 “Additional Information”;

•	the Board of Director’s significant knowledge of the strength of the Company’s assets;

•	the fact that the Board of Directors believes the Company’s net asset value per share is in excess of the Offer Price.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Offer is not in the best interests of the Company’s stockholders.  Accordingly, the Board of Directors unanimously recommends that the stockholders reject the Offer and not tender their Shares to Pacific for purchase pursuant to the Offer.  The Board of Directors acknowledges that each stockholder must evaluate whether to tender its shares to Pacific pursuant to the Offer and that an individual stockholder may determine to tender based on, among other things, its individual liquidity needs.

(d) Intent to Tender.

As of September 30, 2009, our directors as a group beneficially owned an aggregate of 3,354,106 shares, representing 15.2% of the total number of outstanding shares of common stock.  None of our executive officers hold any shares of our common stock.  Our directors are entitled to participate in the Offer on the same basis as other stockholders; however, all of our directors have advised us that they do not intend to tender any of their shares in the Offer (including shares they are deemed to beneficially own).

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Not applicable.

Item 6.	Interest in Securities of the Subject Company

No transactions with respect to the Common Stock have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals

The Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive and market conditions, all of which are difficult or impossible to predict accurately. To the extent that the Company’s assumptions differ from actual results, the Company’s ability to meet such forward-looking statements, including the Company’s ability to generate positive cash flow from operations, and maintain the value of the Company’s oil and gas properties, may be significantly hindered.

In addition to the foregoing, the Company faces certain additional risks as described more fully in the sections entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on June 1, 2009 and the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 12, 2009 and incorporated herein by reference.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Document
(a)(1)	Press release of Platinum Energy Resources, Inc. dated December 22, 2009

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PLATINUM ENERGY RESOURCES, INC.

By:	/s/ Al Rahmani

Date:	December 22, 2009

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Press release of Platinum Energy Resources, Inc. dated December 22, 2009

Exhibit (a)(1)

Platinum Energy Resources, Inc. Announces Tender Offer by Pacific International Holdings, LLC for All Outstanding Common Stock at $0.50 per Share in Cash

Houston, Texas – December 22, 2009 -- Platinum Energy Resources, Inc. ("Platinum Energy") (PGRI.OB), today announced that Pacific International Holdings, LLC (“Pacific”) has made an unsolicited tender offer (“Offer”) to purchase up to all of the $0.0001 par value common stock of Platinum Energy not currently owned by Pacific at $0.50 per share in cash.   According to the Schedule TO filed by Pacific on December 10, 2009, Pacific currently owns 10,977,141 shares of Platinum Energy’s shares.  Pacific is seeking to acquire the 11,093,621 shares that it does not own.  The value of this transaction would be $5,546,810.50 if all of the shares not owned by Pacific are tendered.

The Board of Directors thoroughly evaluated and assessed the terms of the Offer. The Board of Directors has unanimously determined that the Offer is not in the best interests of the stockholders of the Company and recommends that the Company’s stockholders reject the Offer and not tender their Shares to Pacific pursuant to the Offer.

About Platinum Energy

Platinum, based in Houston, Texas, is an oil and gas exploration and production company with approximately 37,000 acres under lease in relatively long-lived fields with well established production histories and is currently engaged in drilling, developing and exploiting these properties to provide long-term growth in stockholder value.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue," "intend" or similar expressions. Forward looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this press release may include statements about future financial and operating results. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which Platinum expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. All forward-looking statements included in this press release are based on information available to Platinum on the date hereof. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: volatility of oil and gas prices, the need to develop and replace reserves, the substantial capital expenditures required to fund operations, exploration risks, uncertainties about estimates of reserves, competition, government regulation, costs and results of drilling new projects, and mechanical and other inherent risks associated with oil and gas production.; as well as other relevant risks detailed in Platinum's filings with the Securities and Exchange Commission. Platinum does not assume any obligation to update the information contained in this press release.

Contact:

Stephen Fuerst
Platinum Energy Resources, Inc.
(281) 649-4500
sfuerst@platenergy.com